                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On July 18, 2001, ANTEC Corporation issued the following press release which, in part, discusses its pending acquisition of Nortel Neworks ownership interest in Arris Interactive L.L.C.:


FOR IMMEDIATE RELEASE                            CONTACT: Jim Bauer
                                                            Investor Relations
                                                            (678) 473-2647
                                                            jim.bauer@antec.com

                     ANTEC ANNOUNCES SECOND QUARTER RESULTS

DULUTH, GA. (JULY 18, 2001) ANTEC Corporation (NASDAQ:ANTC) today announced financial results for second quarter of 2001. Revenues of $177.2 million in the quarter reflect the widespread slowdown in telecommunications infrastructure spending and compare with revenues of $212.8 million in the prior quarter and $283.0 million in the second quarter of 2000. Earnings per diluted share produced a loss of $0.11 excluding unusual pre-tax items of $5.0 million in previously disclosed severance payments and $4.7 million for a one-time warranty expense. Earnings per diluted share including the unusual items resulted in a loss of $0.27.

Although backlog at quarter end was down sequentially to $91.5 million compared to $111.5 million at the end of the first quarter, bookings for the second quarter were $157.2 million, an increase of about $42.4 million as compared to the prior quarter. In addition, the Company's inventory investment was reduced during the quarter by approximately $45.1 million to $232.2 million and its accounts receivable investment was also reduced by approximately $19.3 million to a level of $135.2 million during the same period. The Company produced operating cash flow of $42.2 million and achieved a debt reduction of $40.5 million from $79.0 million to $38.5 million during the second quarter.

International sales of $19.6 million in the second quarter were up approximately 92% sequentially over first quarter 2001 international sales of $10.2 million. Sales to AT&T Broadband were $54.6 million in the second quarter, as compared to $90.9 million in the prior quarter. Comparison to the prior quarter is affected as previously disclosed by an approximate $30.0 million carryover of AT&T sales from the fourth quarter of 2000.

"Overall business appears to be stabilizing," said Bob Stanzione, ANTEC President & CEO. "Nevertheless, we continue to focus our ongoing efforts on improvements to our bottom line, cash management and aggressive R&D investments in new product


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development, especially in our next generation IP-based cable telephony and
Internet access systems. We have undertaken numerous actions to lower our breakeven point and return to profitability by the end of this year. Most importantly, we are looking forward to becoming an entirely new company later this month upon the completion of our previously announced acquisition of Arris Interactive LLC. Our new company will be so fundamentally different that we will adopt a new name, Arris, and a new Nasdaq trading symbol, ARRS. The new Arris will possess deep research and development capabilities and a leading international market position in cable telephony and internet solutions. Our wide product offerings for broadband network operators worldwide will hold us in good stead when infrastructure spending growth resumes. As we enter the second half of the year, I am particularly pleased by our debt reduction progress as well as other balance sheet improvements," concluded Stanzione.

The Company noted that Arris Interactive had recently announced the introduction of the CMTS 1500, a DOCSIS 1.1 compatible integrated services terminal. This new product enables cable operators to economically offer broadband voice over IP
(VoIP) telephony service. Also of note during the quarter were major product enhancements to their LightPlex(TM) Dense Wave Division Multiplexing product and to advanced digital return path optical products, which allow operators to increase the capacity of their existing fiber investments as well as lower the cost of network operations.

Details of sales, gross profits and R&D in each of the four product categories are listed below (in thousands). Optical & Broadband Transmission product sales improved over first quarter 2001 levels, but continue to reflect the slowdown in infrastructure spending by system operators. Gross profit in the Optical category was impacted by the warranty expense incurred as described above. As previously disclosed, the apparent quarter over quarter reduction in sales of Cable Telephony & Internet Access products was primarily caused by the carryover of fourth quarter 2000 AT&T Broadband sales into the first quarter of 2001.

                           Quarter ended JUNE 30, 2001

                   Optical & Broadband     Cable Telephony &     Outside Plant &    Supplies & Services
                       Transmission         Internet Access         Powering
Sales                    $ 34,550              $ 68,124             $ 28,787             $ 45,724
Gross Profit             $   (349)             $ 10,951             $  3,557             $  8,509
R & D                    $  4,443                     0             $  1,121                    0

                           Quarter ended JUNE 30, 2000

                   Optical & Broadband     Cable Telephony &     Outside Plant &    Supplies & Services
                       Transmission         Internet Access         Powering
Sales                    $ 77,864              $ 87,537             $ 45,727             $ 71,888
Gross Profit             $ 21,345              $ 12,374             $  7,644             $ 11,463
R & D                    $  4,917                     0             $    895                    0

                          Quarter ended MARCH 31, 2001

                   Optical & Broadband     Cable Telephony &     Outside Plant &    Supplies & Services
                       Transmission         Internet Access         Powering
Sales                    $ 30,699              $103,004             $ 36,036             $ 43,049
Gross Profit             $  2,316              $ 16,218             $  4,600             $  8,957
R & D                    $  4,301                     0             $  1,308                    0


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"Continued uncertainty in the industry regarding the timing of resumed spending causes us to remain cautious concerning guidance beyond the current quarter," said Larry Margolis, ANTEC EVP & CFO. "It now appears that revenues for standalone ANTEC for the third quarter will be similar to second quarter revenues and we expect that earnings per diluted share on a standalone basis, excluding any unusual items, will slightly improve in the third quarter as compared to the second quarter. It should also be noted that beginning in the third quarter, we will report on a cash earnings basis. As a point of reference, cash earnings in the second quarter of 2001 would have been a loss of 9 cents per diluted share excluding unusual items."

On July 2, 2001 ANTEC announced that the Securities & Exchange Commission had declared effective the amended S-4 Registration Statement for its previously announced agreement with Nortel Networks Corporation (NYSE/TSE:NT) to realign their cable businesses in order to create a new company to lead the broadband access industry. A special stockholders' meeting is now scheduled for July 25, 2001 to approve the transaction. Assuming that all approvals are obtained, the transaction should close by the end of July 2001 and the stock of the new company will begin trading under the Nasdaq stock symbol of ARRS immediately thereafter.

ANTEC has scheduled a conference call to discuss second quarter financial results at 4:30pm EST on Wednesday July 18, 2000. The call may be accessed by dialing 888-868-9080 and asking for the ANTEC Conference Call. The call will also be webcast at www.streetevents.com using the ticker symbol ANTC. A replay of the conference call will be available through Monday, July 23, 2001 at 877-519-4471, PIN# 2701557.

ANTEC and the new holding company have filed a registration statement, which contains a proxy statement/prospectus of ANTEC, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and stockholders are able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's Web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers, their ownership of ANTEC stock and their interests in the realignment is set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the directors and executive officers in ANTEC's Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

ANTEC Corporation (http://www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax

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broadband networks, as well as the design and engineering of these networks.
Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Forward-looking statements:

Certain information and statements contained in this press release constitute forward-looking statements with respect to the financial condition, results of operations, and business of ANTEC. Statements that are based on current expectations, estimates, forecasts, and projections about the markets in which the Company operates and management's beliefs and assumptions regarding these markets are forward-looking statements. The Company cautions that any forward-looking statements made are not guarantees of future performance.

         Statements made in this press release, including those related to:

                  projected results for the third quarter 2001;

                  the Company's international market position;

                  achievement and timing of profitable results based on management's actions;

                  the Company's R&D capabilities;

                  the anticipated timing of the close of the proposed transaction; and

                  the impact of combining ANTEC with Arris Interactive, L.L.C.

are forward-looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things,

         projected results for the third quarter 2001 are based on preliminary estimates, assumptions and projections that management believes to be reasonable at this time;

         international market position is dependent on global financial economic conditions, foreign exchange and interest rate fluctuations, as well as local content requirements, product approvals and competitive developments;

         because the market in which ANTEC operates is dynamic, actions taken and contemplated may not achieve the desired impact relative to changing market conditions and the success of these strategies will be dependent on the effective implementation of those plans while minimizing organizational disruption;

         the depth of the Company's R&D capabilities is dependent on its ability to fund new technologies and react or anticipate movements in industry standards;

         the gross profit for the product category disclosure was derived from estimates using standard product margins and an allocation of manufacturing variances based on several factors, including a percentage of product category sales;

         the consummation of the transaction is subject to the approval of ANTEC's shareholders and other standard closing conditions; and

         the process of integrating an acquired business into ANTEC's current business is risky and may involve unforeseen operating difficulties including the diversion or

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         dilution of management's time from ongoing development of the business;
         possible decline in employee morale and retention issues; and the need to integrate various management information systems.

In addition to the factors set forth elsewhere in this release, other factors that could cause results to differ from current expectations include: the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ANTEC to react to changes in general industry and market conditions including regulatory developments; rights to intellectual property, market trends and the adoption of industry standards; and consolidations within the telecommunications industry of both the customer and supplier base. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company's business. Additional information regarding these and other factors can be found in ANTEC's reports filed with Securities and Exchange Commission. In providing forward-looking statements, the Company is not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.